# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legence Corp., CIK 0002052568
CUSIP: 52476L109
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1601 Las Plumas Avenue, San Jose, California (CA), 95133
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001938307

## Reporting persons
- Legence Parent ML LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,878,404; sole dispositive power 0; shared dispositive power 40,878,404; aggregate amount beneficially owned 40,878,404 (37.8% of the class)
- Legence Parent II ML LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,162,794; sole dispositive power 0; shared dispositive power 25,162,794; aggregate amount beneficially owned 25,162,794 (37.4% of the class)
- Legence Parent LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,878,404; sole dispositive power 0; shared dispositive power 40,878,404; aggregate amount beneficially owned 40,878,404 (37.8% of the class)
- Legence Parent II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,162,794; sole dispositive power 0; shared dispositive power 25,162,794; aggregate amount beneficially owned 25,162,794 (37.4% of the class)
- BX Refficiency Aggregator LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,878,404; sole dispositive power 0; shared dispositive power 40,878,404; aggregate amount beneficially owned 40,878,404 (37.8% of the class)
- Refficiency Aggregator II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,162,794; sole dispositive power 0; shared dispositive power 25,162,794; aggregate amount beneficially owned 25,162,794 (37.4% of the class)
- BCP 8/BEP 3 Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Energy Management Associates III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Management Associates VIII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone EMA III L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- BMA VIII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 66,041,198; sole dispositive power 0; shared dispositive power 66,041,198; aggregate amount beneficially owned 66,041,198 (61.1% of the class)

## Item 1. Issuer
Name of issuer: Legence Corp.
Address of issuer's principal executive offices: 1601 Las Plumas Avenue, San Jose, CA 95133

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13G is filed on behalf of:

i. Legence Parent ML LLC
ii. Legence Parent II ML LLC
iii. Legence Parent LLC
iv. Legence Parent II LLC
v. BX Refficiency Aggregator LP
vi. Refficiency Aggregator II LP
vii. BCP 8/BEP 3 Holdings Manager L.L.C.
viii. Blackstone Energy Management Associates III L.P.
ix. Blackstone Management Associates VIII L.P.
x. Blackstone EMA III L.L.C.
xi. BMA VIII L.L.C.
xii. Blackstone Holdings II L.P.
xiii. Blackstone Holdings I/II GP L.L.C.
xiv. Blackstone Inc.
xv. Blackstone Group Management L.L.C.
xvi. Stephen A. Schwarzman
Address of principal business office or, if none, residence: c/o Blackstone Inc. 345 Park Avenue, New York, NY 10154
Citizenship: See the information set forth in Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of March 31, 2026, Legence Parent ML LLC directly holds (i) 178,571 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") and (ii) 40,699,833 shares of Class A Common Stock issuable in exchange for an equivalent number of Class B Units of Legence Holdings LLC on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B Common Stock held by Legence Parent ML LLC). Legence Parent II ML LLC directly holds 25,162,794 shares of Class A Common Stock.

Legence Parent ML LLC is controlled by Legence Parent LLC, its sole member. Legence Parent LLC is controlled by BX Refficiency Aggregator LP, its managing member. BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of BX Refficiency Aggregator LP.

Legence Parent II ML LLC is controlled by Legence Parent II LLC, its sole member. Legence Parent II LLC is controlled by Refficiency Aggregator II LP, its managing member. BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of Refficiency Aggregator II LP.

Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. ("Blackstone") is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person, and such beneficial ownership is expressly disclaimed.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on Row 11 of such Reporting Person's cover page, calculated under Rule 13d-3 of the Act.

Calculations are based on 67,338,099 shares of Class A Common Stock outstanding as of March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 30, 2026, and assumes the issuance of 40,699,833 shares of Class A Common Stock in exchange for an equivalent number of Class B Units of Legence Holdings LLC directly held by Legence Parent ML LLC on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B Common Stock held by Legence Parent ML LLC).
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Legence Parent ML LLC: /s/ Robert Brooks, Robert Brooks/Vice President (05/01/2026)
- Legence Parent II ML LLC: /s/ Robert Brooks, Robert Brooks/Vice President (05/01/2026)
- Legence Parent LLC: /s/ Bryce Seki, Bryce Seki/General Counsel and Secretary (05/01/2026)
- Legence Parent II LLC: /s/ Bryce Seki, Bryce Seki/General Counsel and Secretary (05/01/2026)
- BX Refficiency Aggregator LP: /s/ Robert Brooks, By: BCP 8/BEP 3 Holdings Manager L.L.C., its general partner, By: Robert Brooks/Authorized Signatory (05/01/2026)
- Refficiency Aggregator II LP: /s/ Robert Brooks, By: BCP 8/BEP 3 Holdings Manager L.L.C., its general partner, By: Robert Brooks/Authorized Signatory (05/01/2026)
- BCP 8/BEP 3 Holdings Manager L.L.C.: /s/ Robert Brooks, Robert Brooks/Authorized Signatory (05/01/2026)
- Blackstone Energy Management Associates III L.P.: /s/ Robert Brooks, By: Blackstone EMA III L.L.C., its general partner, By: Robert Brooks/Authorized Signatory (05/01/2026)
- Blackstone Management Associates VIII L.P.: /s/ Robert Brooks, By: Blackstone EMA III L.L.C., its general partner, By: Robert Brooks/Authorized Signatory (05/01/2026)
- Blackstone EMA III L.L.C.: /s/ Robert Brooks, Robert Brooks/Authorized Signatory (05/01/2026)
- BMA VIII L.L.C.: /s/ Robert Brooks, Robert Brooks/Authorized Signatory (05/01/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy/Managing Director - Assistant Secretary (05/01/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy/Managing Director - Assistant Secretary (05/01/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy/Managing Director - Assistant Secretary (05/01/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy/Managing Director - Assistant Secretary (05/01/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (05/01/2026)